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                             March 26, 2024

       Yushun Ting
       President and Chief Executive Officer
       Fashionista Distributor Holdings Inc.
       2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.
       Taipei City, Taiwan (R.O.C) 103

                                                        Re: Fashionista
Distributor Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 4, 2024
                                                            File No. 333-277616

       Dear Yushun Ting:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Risks Related to Our Business and Industry
       We depend on a few major customers with whom we do not enter into long-term contracts..., page 7

   1.                                                   We note your amended
disclosure in response to comment 3. Please expand your
                                                        disclosure to identify
the customer with whom you entered into an agreement, as well as the date and material
terms of such agreement, as you do in the disclosure in the
                                                        "Business" section on
page 30.
       Our reliance, and anticipated reliance in future, on loans from Yushun Ting..., page 8

   2. We note your disclosure in response to comment 2 regarding the agreement entered into between the company and
your Chief Executive Officer. In an appropriate section, please disclose the material
terms of the agreement. Please also file the agreement as an exhibit to the registration
statement in accordance with Item 601(b)(10) of Regulation S-K, or, in
 Yushun Ting
Fashionista Distributor Holdings Inc.
March 26, 2024
Page 2
       the alternative, tell us why you do not believe you are required to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Services and Revenue Model, page 30

3.     We note your revised disclosure on page 31 in response to prior comment
11. In it you
       state all of your accounts receivable as of April 30, 2023 were fully collected as of
       October 31, 2023. The accounts receivable balance as of October 31, 2023 is $330 thousand and you recorded only $78 thousand in revenue in the six months ended October
       31, 2023. From this it appears you still have a large amount of accounts receivable outstanding at October 31, 2023 that were also outstanding at April 30, 2023. Please advise.
Notes to the Financial Statements
Note 4. Summary of Accounting Policies
Revenue Recognition, page F-9

4. We note your revised disclosure in response to prior comment 15. Please disclose what your promises/obligations are and how you satisfy them. Refer to ASC 606-10-50-12 regarding disclosure to be made about performance obligations. Additionally, clarify if you are the principal or agent in your transactions, and disclose the basis for your conclusion. In connection with this, you state on page 1 you connect your clients with designers that you partner with in Italy and generate revenue on a commission basis. It appears you are the agent in the transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameYushun Ting
                                                             Division of
Corporation Finance
Comapany NameFashionista Distributor Holdings Inc.
                                                             Office of Trade &
Services
March 26, 2024 Page 2
cc:       Wei Wang
FirstName LastName